SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549


                           Schedule 13D

               Under the Securities Exchange Act of 1934
                      (Amendment No.       1      )*

                       ALBERTO-CULVER COMPANY
                           (Name of Issuer)


                CLASS A COMMON STOCK, $.22 PAR VALUE PER SHARE
                        (Title of Class of Securities)


                                 013068200
                               (CUSIP Number)

Marshall E. Eisenberg (312) 269-8020        Carol  L.  Bernick (708)  450-3051
NEAL GERBER & EISENBERG                     2525 Armitage Avenue
Two North LaSalle Street, Suite 2200        Melrose Park, Illinois  60160
Chicago, Illinois  60602
                       (Name, Address and Telephone Number of Person
                      Authorized to Receive Notices and Communications)


                               January 3, 1995
                         (Date of Event which Requires
                            Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

Check the following box if a fee is being paid with the statement.   (A fee
is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note:   Six copies of this Statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


13D CUSIP NO. 013068200                                  Page 2 of 9 Pages


1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            CAROL L. BERNICK

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                    (a)
                                                                    (b)  X

3    SEC USE ONLY

4    SOURCE OF FUNDS  *

            Not applicable

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


6    CITIZENSHIP OR PLACE OF ORGANIZATION

            U.S. Citizen

NUMBER
OF SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH

          7   SOLE VOTING POWER

                  759,450**

          8   SHARED VOTING POWER

                1,389,150**


          9   SOLE DISPOSITIVE POWER

                  759,450**


         10   SHARED DISPOSITIVE POWER

                1,389,150**

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,148,600**

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *
                                                                         X
       Excluded are 176,000 Class A shares (including immediately exercisable options to acquire 51,000 Class A shares) and 340,000 Class B shares held directly by Bernick's spouse. Bernick disclaims beneficial ownership of such shares.

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

            17.01%**

14     TYPE OF REPORTING PERSON *

            IN


   ** Includes shares of Class B Common Stock, $.22 par value per share ("Class B shares"), which are immediately convertible at the holder's option on a share for share basis into Class A shares and also includes options which are exercisable immediately or within 60 days to acquire Class A shares.


13D CUSIP NO. 013068200                                  Page 3 of 9 Pages


1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            LEONARD H. LAVIN GRANTOR ANNUITY TRUST DTD. 1/28/93

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                    (a)
                                                                    (b)  X

3     SEC USE ONLY


4     SOURCE OF FUNDS  *

            Not applicable

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Illinois

NUMBER
OF SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH

            7   SOLE VOTING POWER

                      -0-

            8   SHARED VOTING POWER

                      -0-


            9   SOLE DISPOSITIVE POWER

                      -0-


           10  SHARED DISPOSITIVE POWER

                      -0-

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               -0-

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *
            Not applicable

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

            0%**

14    TYPE OF REPORTING PERSON *

            00

13D CUSIP NO. 013068200                                  Page 4 of 9 Pages



1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            BERNICE E. LAVIN GRANTOR ANNUITY TRUST DTD. 1/28/93

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                    (a)
                                                                    (b)  X

3    SEC USE ONLY


4    SOURCE OF FUNDS  *

            Not applicable

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


6    CITIZENSHIP OR PLACE OF ORGANIZATION

            Illinois

NUMBER
OF SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH

        7   SOLE VOTING POWER

                  -0-

        8   SHARED VOTING POWER

                  -0-


        9   SOLE DISPOSITIVE POWER

                  -0-


       10   SHARED DISPOSITIVE POWER

                  -0-

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  -0-

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *
            Not applicable

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

            0%**

14    TYPE OF REPORTING PERSON *

            00

13D CUSIP NO. 013068200                                  Page 5 of 9 Pages


1     NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            BEL GRANTOR ANNUITY TRUST DATED 10/1/93

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                    (a)
                                                                    (b)  X

3     SEC USE ONLY


4     SOURCE OF FUNDS  *

            Not applicable

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Illinois

NUMBER
OF SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH

        7   SOLE VOTING POWER

                146,626**

        8   SHARED VOTING POWER

                  -0-

        9   SOLE DISPOSITIVE POWER

                146,626**


       10   SHARED DISPOSITIVE POWER

                  -0-

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              146,626**

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *
            Not applicable

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

            1.32%**

14    TYPE OF REPORTING PERSON *

            00

  ** Consists of shares of Class B shares which are immediately convertible at the holder's option on a share for share basis into Class A shares.


13D CUSIP NO. 013068200                                  Page 6 of 9 Pages

1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            LHL GRANTOR ANNUITY TRUST DATED 10/1/93

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

                                                                    (b) X

3    SEC USE ONLY

4    SOURCE OF FUNDS  *

            Not applicable

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


6    CITIZENSHIP OR PLACE OF ORGANIZATION

            Illinois

NUMBER
OF SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH

           7   SOLE VOTING POWER

                  146,626**

           8   SHARED VOTING POWER

                    -0-

           9   SOLE DISPOSITIVE POWER

                  146,626**

          10   SHARED DISPOSITIVE POWER

                    -0-


11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              146,626**

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *
            Not applicable


13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

            1.32%**

14    TYPE OF REPORTING PERSON *

            00


  ** Consists of Class B shares which are immediately convertible at the holder's option on a share for share basis into Class
     A shares.


CUSIP No. 013068200              SCHEDULE 13D                    Page 7 of 9

Item 1.     Security and Issuer.

      Title of Class of Securities:       Class A   Common  Stock   ("Class  A
                                          shares")


      Name and Address of Issuer:         Alberto-Culver Company
                                          2525 Armitage Avenue
                                          Melrose Park, IL  60160


Item 2.     Identity and Background.

      (a)   Name of Person Filing:        1)  Carol L. Bernick
                                          2)  Leonard H. Lavin Grantor Annuity
                                                Trust dated 1/28/93
                                                ("Leonard Trust")
                                          3)  Bernice E. Lavin Grantor
                                                Annuity Trust dated 1/28/93
                                                ("Bernice Trust")
                                          4)  LHL Grantor Annuity Trust dated
                                                10/1/93 ("LHL Trust")
                                          5)  BEL Grantor Annuity Trust dated
                                                10/1/93 ("BEL Trust")

      (b)   Address:    1), 2), 3), 4) and 5)   c/o Carol L. Bernick
                                                2525 Armitage Avenue
                                                Melrose Park, IL  60160

      (c)   Principal Business:           (1)   Bernick,  an individual,  is a
                                                Director  and Executive  Vice-
                                                President of the Company

                        2), 3), 4) and 5)       Trust Administration

      (d)   Prior Criminal Convictions:   None

      (e)   Prior Civil Proceedings With
            Respect to Federal or State
            Securities Laws:              None

      (f)   Place of Organization:        1) U.S. Citizen
                                          2), 3), 4) and 5) Illinois


Item 3.     Source and Amount of Funds or Other Consideration.

      On April 11, 1994, Bernick, as trustee, transferred 1,100,000 Class B shares from each of the Leonard Trust and Bernice Trust to the respective beneficiary of each such trust. On April 11, 1994, Leonard
      H. Lavin ("Mr. Lavin") and Bernice E. Lavin ("Mrs. Lavin") each transferred 1,600,000 Class B shares to each of themselves and Bernick as co-trustees of the LHL April, 1994 Grantor Annuity Trust dated 4/11/94 ("LHL April Trust") and BEL April, 1994 Grantor Annuity Trust dated 4/11/94 ("BEL April Trust"), respectively. On December 8, 1994, Bernick, as trustee, transferred 525,678 Class B shares from each of the LHL Trust and BEL Trust to the respective beneficiary of each such trust. In addition, on December 8, 1994, Bernick and Mr. Lavin, and Bernick and Mrs. Lavin, as co-trustees of the LHL April Trust and BEL Trust, respectively, transferred 486,341 Class B shares to the respective beneficiary of each such trust. Similarly, on January 3, 1995, Bernick as trustee of the LHL Trust and BEL Trust transferred from each trust 327,696 Class B shares to the respective beneficiary of each such trust. In addition, on January 3, 1995, Bernick and Mr. Lavin, and Bernick and Mrs. Lavin, as co-trustees of the LHL April Trust and BEL April Trust, respectively, transferred 664,306 Class B shares to the respective beneficiary of each such trust.


CUSIP No. 013068200              SCHEDULE 13D                    Page 8 of 9

Item 4.     Purpose of Transaction.

      Transfers of securities were caused by trust funding and for the Lavin family's estate planning rather than corporate purposes. Bernick exercised the employee stock option in accordance with its terms. None of the securities were acquired for the purpose of effecting any of the actions listed in this item.

Item 5.     Interest in Securities of the Issuer.

      (a)   Amount  of Class  A Shares  Beneficially Owned  (as of January 3,
            1995): 2,148,600 shares total: 236,094 Class A shares (including 105,916 shares subject to immediately exercisable options) and 180,104 Class B shares held directly; 146,626 Class B shares as trustee of the LHL Trust; 146,626 Class B shares as trustee of the BEL Trust; 449,353 Class B shares as co-trustee of the LHL April Trust; 449,353 Class B shares as co-trustee of the BEL April Trust; 50,000 Class B shares held as trustee of an insurance trust; 278,044 Class A shares and 12,000 Class B shares held by Lavin Family Foundation (a charitable foundation of which Bernick is Vice President and a Director); and 50,100 Class A shares and 150,300 Class B shares held as co-trustee of a trust for her benefit.

            Percentage of Class  A Shares  (as of January 3,  1995)*:   17.01%
            total:   3.70% directly; 1.32% as trustee  of the LHL Trust; 1.32%
            as trustee of the BEL Trust;  3.95% as co-trustee of the LHL April
            Trust; 3.95% as co-trustee of the BEL April Trust; .45% as trustee of an insurance trust; 2.65% by Lavin Family Foundation; and 1.80%
            as  co-trustee of  a trust  for her  benefit (based  on 10,940,209
            Class A shares outstanding as of December 31, 1994).

            * Pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended, the following calculations assume that all Class B shares beneficially owned by Bernick have been converted into Class A shares and that all currently exercisable options held by Bernick have been exercised.

      (b)   Number of Shares as to Which Such Person Has:

                                                             Leonard       Bernice
                                              Bernick         Trust         Trust        LHL Trust     BEL Trust

     (i)   Sole power to vote:               759,450<F1>       -0-           -0-       146,626<F1>    146,626<F1>

    (ii)   Shared power to vote:           1,389,150<F2>       -0-           -0-           -0-            -0-

   (iii)   Sole power to dispose:            759,450<F1>       -0-           -0-       146,626<F1>     146,626<F1>

    (iv)   Shared power to dispose         1,389,150<F2>       -0-           -0-            -0-           -0-

[FN]
    <F1>    The above shares shown as owned by  each of the LHL Trust and the
            BEL Trust are reflected as a sole power of Bernick and each respective trust since Bernick is the sole trustee of said trusts. 236,094 Class A shares (including 105,916 Class A shares subject to immediately exercisable stock options) and 180,104 Class B shares directly; 146,626 Class B shares as trustee of each of the LHL Trust and BEL Trust; and 50,000 Class B shares as trustee of an insurance trust.

    <F2>    Bernick shares the power to vote and dispose of the 278,044 Class
            A shares and 12,000 Class B shares held by Lavin Family Foundation with her parents, Mr. Lavin and Mrs. Lavin. Bernick, in her capacity as co-trustee of a trust for her benefit, shares the power to vote and dispose of 50,100 Class A shares and 150,300 Class B shares held by such trust with Mrs. Lavin as co-trustee and Bernick shares the power to vote and dispose of 449,353 Class B shares in each of the LHL April Trust and BEL April Trust with Mr. Lavin and Mrs. Lavin, respectively. In addition, Bernick shares the power to vote and dispose of shares held by the LHL April Trust and BEL April Trust, with Mr. Lavin and Mrs. Lavin, respectively. Certain information regarding Mr. Lavin and Mrs. Lavin is presented below:

            (a)   Name of Person:         Leonard H. Lavin
                                          Bernice E. Lavin

            (b)   Address:                2525 Armitage Avenue
                                          Melrose Park, Illinois  61060


CUSIP No. 013068200              SCHEDULE 13D                    Page 9 of 9

            (c)   Principal Business:     Leonard H. Lavin, an  individual, is
                                          a Director and  the Chairman of  the
                                          Company.     Bernice E.   Lavin,  an
                                          individual, is a  Director and  Vice
                                          Chairman, Secretary and Treasurer of
                                          the Company.

            (d)   Prior Criminal
                  Convictions:            None.

            (e)   Prior Civil
                  Proceedings With
                  Respect to Federal
                  or State Securities
                  Laws:                   None.

            (f)   Place of Organization:  U.S. Citizen.

            An additional 176,000 Class A shares (including 51,000 shares subject to immediately exercisable stock options) and 340,000 Class B shares are held in the name of Bernick's husband. Bernick disclaims beneficial ownership of such shares and they are not included above.

      (c) On November 8, 1994, Bernick exercised an option to acquire 5,334 Class A shares. In connection therewith, Bernick paid the exercise price of $110,013.75. On December 8, 1994, Lavin Family Foundation received 175,000 Class A shares by gift from Bernick's father, Mr. Lavin.

      (d)   None.

      (e) The Leonard Trust and Bernice Trust each ceased to hold greater than 5% of a class of securities on April 11, 1994. The LHL Trust and BEL Trust each ceased to hold greater than 5% of a class of securities on December 8, 1994.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            None.


Item 7.     Material to be Filed as Exhibits.

            None.

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 1995

Signature:  /S/

Name/Title: Carol L. Bernick,  Individually, and as Trustee  of the Leonard H.
            Lavin Grantor Annuity Trust dated 1/28/93; as Trustee of the Bernice E. Lavin Grantor Annuity Trust dated 1/28/93; as Trustee of the LHL Grantor Annuity Trust dated 10/1/93; and as Trustee of the BEL Grantor Annuity Trust dated 10/1/93; and co-trustee of a trust dated 10/20/72; and as trustee of an insurance trust dated 4/23/93